[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 9, 2012

BY HAND AND EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 11, 2012

File No. 333-183254

Dear Mr. Riedler:

On behalf of Zoetis Inc. (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on October 11, 2012.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of October 24, 2012 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Jeffrey P. Riedler

Securities and Exchange Commission

November 9, 2012

Unaudited pro forma condensed combined financial statements, page 46

1.	We acknowledge your responses to Comments 30 and 31 and will evaluate your compliance with these comments once you include pro forma adjustments in the filing.

The Company acknowledges the Staff’s comment and advises the Staff that it has provided disclosure regarding the pro forma adjustments beginning on page 47 and intends to provide additional disclosure regarding the pro forma adjustments in a pre-effective amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Analysis of the Combined Statements of Operations, page 60

Research and Development Expenses, page 68

2.	Please refer to your response to Comment 33. Please revise your disclosure to state that you do not disaggregate research and development expense by research stage or by therapeutic area.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 62 and 111.

Management, page 115

Compensation Discussion and Analysis, page 119

Elements of Pay, page 121

3.	Please refer to your response to Comment 39. Your compensation discussion and analysis disclosure should provide sufficient information for a shareholder to understand how and why NEOs received the disclosed amounts of executive compensation including how the Company determined that such awards were appropriate. Please expand your disclosure to provide more specific disclosure regarding the material factors considered in determining the annual incentive compensation for your NEOs. In particular, please discuss the following:

•	The financial performance of each NEOs respective business unit/function relative to annual budgets for revenues and income before adjustments;

•	The level of achievement with respect to the strategic and operational goals, identifying each specific goal; and

•	The conclusions reached by Pfizer CEO with respect to each NEO’s individual performance.

Jeffrey P. Riedler

Securities and Exchange Commission

November 9, 2012

Please	also identify the specific percentage of the target award level awarded to each of the NEOs.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 128.

Certain Relationships and Related Party Transactions, page 137

4.	We note your response to Comment 43. Please confirm that you will file your intellectual property license agreements and the Brazil agreements once these agreements have been executed.

The executed Brazil agreements have been filed as Exhibits 10.11 and 10.12 and the forms of the intellectual property license agreements have been filed as Exhibits 10.8 through 10.10. As discussed in the response to comment 5 below, the Company will be unable to file executed versions of the intellectual property license agreements prior to the effectiveness of the Registration Statement because they will not be executed until after that time.

Item 16. Exhibits and financial statement schedules, page II-2

5.	We note that you have revised your exhibit index to indicate that you plan to file the “Form of” certain agreements listed under Exhibits 1.1, 1.2, and Exhibits 10.1 through 10.13. For each of the agreements cited in these exhibits, please confirm that you will file the definitive executed agreement, not a “form of” the agreement.

With respect to Exhibits 1.1 and 1.2, the Company respectfully advises the Staff that these agreements will not be executed until after the effectiveness of the Registration Statement. Accordingly, the Company intends to file “forms of” these agreements in accordance with Item 601(b)(1) of Regulation S-K.

With respect to the other “forms of” agreements included in the exhibit index, the Company respectfully advises the Staff that these agreements will be executed immediately prior to the closing of the offering. As a result, the Company will be unable to file definitive executed versions of these agreements prior to the effectiveness of the Registration Statement. In addition, Instruction 1 to Item 601(a) of Regulation S-K permits issuers to file the “form of” agreements so long as there are not material differences between the “form of” agreements and the executed version of such agreements. Accordingly, the Company intends to file “forms of” each of these agreements.

In addition, the Company informs the Staff that it has filed definitive executed versions of Exhibits 10.11 and 10.12.

Jeffrey P. Riedler

Securities and Exchange Commission

November 9, 2012

6.	We note your disclosure on page 138 of the prospectus that you have entered into two master manufacturing and supply agreements with Pfizer. However, it appears that you have only filed one such agreement as Exhibit 10.14 to the registration statement. Please advise us or revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that the master manufacturing and supply agreement pursuant to which the Company will manufacture and supply Pfizer with human health products is not material to the Company.

* * * * *

Jeffrey P. Riedler

Securities and Exchange Commission

November 9, 2012

Please telephone the undersigned at (212) 735-3497 if you have any questions or require any additional information.

Very truly yours,

/S/ STACY J. KANTER

Stacy J. Kanter

cc:	Vanessa Robertson, Securities and Exchange Commission

Joel Parker, Securities and Exchange Commission

Rose Zukin, Securities and Exchange Commission

Bryan Pitko, Securities and Exchange Commission

Juan Ramón Alaix, Zoetis Inc.

Heidi Chen, Executive Vice President and General Counsel, Zoetis Inc.

Bryan Supran, Senior Vice President and Associate General Counsel, Pfizer Inc.

Dwight Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Larry Bradley, KPMG LLP